

Mail Stop 3720

May 8, 2009

Via U.S. Mail and Fax
Mr. Jeffrey L. Wright
Chief Financial Officer
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, MN 55343

   RE: G&K SERVICES, INC.
     Form 10-K for the fiscal year ended June 28, 2008
     Filed August 28, 2008 and
     Forms 10-Q for the quarters ended Sep. 27, 2008, Dec. 27, 2008 and
     March 28, 2009
     Filed Oct. 31, 2008, Jan. 31, 2009, and May 1, 2008 respectively
     File No. 000-4063

Dear Mr. Wright:

   We have reviewed your supplemental response letter dated April 3, 2009 as well as your filing and have the following comments. As noted in our comment letter dated March 20, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for quarterly period ending March 28, 2009
Management Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 21

1. We note that, due to the reasons described in the overview section of the MD&A on page 21, you took a significant goodwill impairment charge in the third quarter of fiscal year 2009. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Critical Accounting Policies
Goodwill and Intangible Assets, page 22

2. In light of the significance of your goodwill balance and your $107 million impairment charge during the quarter ended March 28, 2009, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

  1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

  2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

  3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director